Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

November 26, 2024

Re:	MoneyLion Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-39346

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Irving Mark Brunhofer David Gessert Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2023 contained in the Staff’s letter dated September 12, 2024.

Set forth below are MoneyLion’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by MoneyLion’s responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. In future filings, please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly. Please provide draft disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that for strategic reasons, the Company has determined to fully wind down its “MoneyLion Crypto” product offering, the online cryptocurrency account provided by Zero Hash LLC and its affiliate, Zero Hash Liquidity Services LLC (collectively, “Zero Hash”), by the end of 2024, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on November 7, 2024 (the “Q3 2024 10-Q”). In connection with this wind down, MoneyLion Crypto customers with any cryptocurrency holdings in their Zero Hash accounts will, by the end of 2024, either have those assets automatically sold, with the U.S. dollar proceeds transferred to the customers’ MoneyLion-serviced RoarMoney bank accounts and/or agree to have those assets transferred to another wallet that accepts cryptocurrency holdings.

The Company further notes that revenue earned from Zero Hash for the MoneyLion Crypto product offering constituted less than 0.1% of the Company’s total revenues for the three and nine months ended September 30, 2024. In light of the foregoing, the Company does not expect that the disclosure requested in the sample letter is material to the Company’s business and, accordingly, does not believe that additional disclosure is required in the Company’s future filings, including the Company’s upcoming Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

Confidential

2. We note your references throughout to "virtual currencies," "digital assets," "cryptocurrency" and "crypto assets." We also note your disclosure under the risk factor heading "Risks Relating to Regulation" on page 44 that "[a]s used herein, the terms "cryptocurrency," "crypto asset," "digital asset" and "virtual currency" are intended to be consistent with one another unless specifically noted otherwise." To the extent you are using these terms interchangeably, please revise your disclosure in future periodic reports to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response in Comment #1 above. To the extent applicable, in future periodic reports, the Company confirms to the Staff that it will use one term or define each different term on first use.

3. We note your disclosure that Zero Hash is primarily liable for the digital asset activities associated with MoneyLion Crypto customers, including custody, trading and pricing of crypto assets. Please provide us a detailed analysis supporting whether or not you have a crypto asset safeguarding liability and associated asset through an agency relationship with Zero Hash. Your analysis should include how you considered the regulatory, technological, and legal risks as well as exposure to loss. In your analysis, describe for us both a purchase and holding of crypto assets transaction as well as a sale of crypto assets transaction. For these transactions, explain how they are initiated, which party controls the crypto assets throughout and how cash flows through the various brokerage accounts.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response in Comment #1 above. Accordingly, the Company does not believe additional analysis is required.

4. In future filings please revise to clarify how Zero Hash will custody or store crypto assets purchased by your customers. Without limitation, your disclosure should address:

●	Whether the crypto assets will be held in wallets unique to individual customers or whether they may be comingled in a wallet or wallets with the crypto assets of another customer or any other party;
●	For any crypto assets comingled or held in omnibus wallets, describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved;
●	Whether the crypto assets will be held in hot or cold wallets; and • For any crypto assets held in cold wallets, describe the geographic location of the facilities where the crypto assets are held and describe the security precautions Zero Hash takes in controlling access to crypto assets custodied in cold wallets.

Additionally, provide a cross reference to related risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response in Comment #1 above. Accordingly, the Company does not believe that the requested disclosure is required in the Company’s future filings, including the Company’s upcoming Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

5. We note the statement that "[r]egulatory guidance... around issues like whether a digital asset may be considered a 'security' under the federal securities laws has been unclear." In future filings please remove or revise this statement in light of the fact that the legal tests are well established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response in Comment #1 above. Accordingly, the Company intends to remove the referenced statement, along with such other cryptocurrency-related disclosure that is not material to an understanding of the Company’s business or otherwise material to investors.

November 26, 2024	2

Confidential

6. Please revise future filings to disclose revenues by the revenue streams discussed on page 63 - RoarMoney Banking, Instacash, Membership Programs, Moneylion Investing, and MoneyLion Crypto - and show us what your disclosure will look like for the periods presented in your response. Separately provide this level of revenue disaggregation in your financial statements as required by ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 6-7 and 30-31 of the Company’s Q3 2024 10-Q to further disaggregate the presentation of the Company’s consumer revenue.

7. Please revise future filings to include the disclosure requirements in ASC 326-20-50 for enterprise receivables and show us what your disclosure will look like in your response.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that its allowance for enterprise receivables, which represented approximately 1.5% of the Company’s outstanding enterprise receivables as of December 31, 2023 and less than 0.5% of the Company’s outstanding enterprise receivables as of September 30, 2024, are not material to the Company. Accordingly, the Company does not believe that additional disclosure is required pursuant to ASC 326-20-50.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc:	Richard Correia
Adam VanWagner

November 26, 2024	3